December 6, 2024

Michael L. Zemetra
Chief Financial Officer and Treasurer
Veritone, Inc.
1615 Platte Street, 2nd Floor
Denver, Colorado, 80202

       Re: Veritone, Inc.
           Form 10-K filed on April 01, 2024
           File No. 001-38093
Dear Michael L. Zemetra:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed on April 01, 2024
Item 7. Management & Discussion and Analysis of Financial Condition and Results of
Operations.
Opportunities, Challenges and Risks , page 39

1. We note your disclosure that non-GAAP gross margin is impacted significantly by the mix of your Software Products & Services and your Managed Services revenue in any given period because your Managed Services revenue typically has a lower overall non-GAAP gross margin than your Software Products & Services revenue, and your discussion the reasons for the change in the non-GAAP margin; however, you do not provide a discussion of the change in the GAAP amounts. Please revise to include a discussion of the GAAP amounts and ensure it is more prominent than the discussion of the respective non-GAAP measures. Refer to Items 303(c)(2) and 10(e)(1)(i) of Regulation S-K.
Non-GAAP Financial Measures and Key Performance Indicators, page 41

2. We note your disclosure that you believe the non-GAAP measures to be importance
 December 6, 2024
Page 2

      supplemental measures of performance that are commonly used by securities analysts, investors and other interested parties in the evaluation of companies in your industry and that you use this information internally for forecasting and budgeting. In that regard, please tell us in further detail and expand your disclosure to address each of the non-GAAP measures presented as to how and why each individual measure is useful to investors regarding your financial condition and results of operations. We note you present non-GAAP measures for every single income statement line item.
      Refer to Item 10(e )(i)(C) and (D) of Regulation S-K.
3. We note your presentation and discussion of non-GAAP gross profit and non-GAAP gross margins without presenting the most directly comparable GAAP measures of gross profit and gross margins. If you continue to present those non-GAAP measures you must include GAAP measures of gross profit and gross margins with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-
      K. That is, the non-GAAP gross profit must be reconciled to directly comparable measure which is the gross profit and margin calculated and presented in accordance with Generally Accepted Accounting Principles. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please revise or remove from future filings.
4. We note your non-GAAP measures include adjustments for variable consultant performance bonus expense, and severance and executive transition costs. Please tell us how you considered whether these costs are a normal, recurring operating expense for which a non-GAAP adjustment is inconsistent with Question 100.01 in the
      Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

5. We note your non-GAAP reconciliation tables presented on page 43 give the appearance of a full non-GAAP income statement. Please note that the presentation of
      a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of
      accounting. Please advise or remove this presentation in your future filings. To the extent you wish to present any of the non-GAAP measures, you could present a separate reconciliation for each non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K including quantification and description of each adjustment individually. Refer to Question 102.10(a) and (c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
6. We note that you separately present a reconciliation of GAAP net loss to non-GAAP net loss for Core operations, Corporate and Total. Please clarify why excluding the
      Corporate adjustments from the Core operations is consistent with Question 100.1 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
      In this regard, it appears that the amount presented as "Corporate net loss" represents adjustments to GAAP net loss that are normal, recurring operating expenses. Further, be advised that "Total" GAAP net loss appears to be directly comparable financial measure calculated and presented in accordance with GAAP and not the disaggregated net losses. Refer to Item 10(e)(1)(i)(A) and (B) of
Regulation S-K. In
      this regard, the Core operations and Corporate net losses are not measures presented in accordance with GAAP.
 December 6, 2024
Page 3

Software Products & Services Supplemental Financial Information, page 44

7.     Please confirm whether you intend to continue to disclose the    Pro
Forma Software
       Revenue    in your 2024 Form 10-K. In this regard, we note that the Pro
Forma
       Software Revenue amount presented in the table on page 44 does not agree to the same total presented on page 45. If there are other reconciling items, please disclose and confirm that those other reconciling are appropriate. We refer you to Questions
       100.04 and 100.05 in the Compliance and Disclosure Interpretations on Non-GAAP
       Financial Measures and to Item 10(e)(i)(A) of Regulation S-K.
Managed Services Supplemental Financial Information, page 45

8. Please clarify what product line "Revenue during quarter" represents and confirm whether the amounts presented are being recognized in accordance with GAAP. In this regard, we note that the amounts do not agree to amounts presented in your disaggregated revenue footnote disclosure on page 92. We refer to you to Question
       104.5 in the Compliance and Disclosure Interpretations on Non-GAAP Financial
       Measures.
Note 3. Business Combinations and Diverstiture, page 77

9. Please clarify how your presentation of unaudited pro forma financial information complies with ASC 805-10-50-2(h)(3). The pro forma table on page 79 appears to present only the revenue of the acquired company and not the revenue and earnings of the combined companies. In addition, tell us your consideration of providing the disclosures in ASC 805-10-50-2(h) for acquisitions that occurred during 2022. Please advise and revise in future filings.
Notes to consolidated financial statements
Note 4 - Debt
Senior Secured Term Loan, page 83

10. Tell us how you accounted for issuance of the Senior Secured Term Loan (the "Term
       Loan") and warrants collectively with the extinguishment of $50.0 million of your
       2026 Convertible Senior Notes. Provide an analysis with citations to literature that supports your accounting. Please clarify how you calculated the gain on debt extinguishment. Also, describe your basis for determining the initial discount and the value of the warrants. Refer to ASC 470-20-25-2 and 835-30. In addition, please provide a reconciliation table for the carrying value of the
Senior Secured Term
       Loan as of December 31, 2023 and December 31, 2022. Ensure that your presentation complies with example in ASC 835-30-55-8.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 6, 2024
Page 4

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Technology